BAHASA PORTUGUESE SPANISH TAMIL THAI

Filed by Exterran Corporation

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Exterran Corporation

Commission File No. 001-36875

June 2, 2022

As integration planning continues to move forward, we wanted to take a moment to provide an update on the current status and key activities that have taken place over the last several weeks.

By now you've probably seen that we filed our 10-Q with the SEC for our first quarter 2022 financial results. As part of that filing, we addressed updated timing on the deal, which we now expect to close in the second half of 2022. As part of Enerflex's first quarter call, they also reiterated the same messaging and highlighted the goal is in the third quarter.

Overall we are making great strides on both the regulatory and integration planning front. The Enerflex team continues to be impressed by our timeliness, our people and processes. We are working diligently to complete all of the regulatory needs required for closing in addition to focusing on our regional frameworks and operations, as highlighted below.

Integration Planning

Many key activities either completed or in progress as follows:

•
More than 900 hours of integration planning discussions have taken place since the initial announcement. Over 180 Exterran employees have completed anti-trust training and have been actively engaged in these discussions.
•
We recently completed 12 country workshops discussing various workstreams focusing on Day 1 activities, relating to Finance, IT, HR, and Communications. Examples of work being done are, how to consolidate two sets of financial books on two separate systems, ensuring employees have Enerflex email accounts on Day 1, along with plans for HR and communications to ensure the transition goes smoothly.
•
The Exterran Integration Team continues to meet weekly to discuss progress and next steps and any challenges presented.

FAQ

We will continue to update the FAQ as more information becomes available. Click here for the latest version. If you have questions, please reach out to your supervisor or contact CorpCom@exterran.com.

Thank you for continued contributions and support through this planning phase. It is important that we remain focused so we can deliver the best possible results for employees, customers and suppliers.

Regards,

Blake Hancock

Chief Integration Officer

Advisory Regarding Forward-Looking Information

This communication contains forward-looking information within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the respective management expectations about future events, results of operations and the future performance (both operational and financial) and business prospects of Enerflex Ltd., Exterran Corp., or the combined entity. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective” and “capable” and similar expressions are intended to identify forward-looking information. In particular, this communication includes (without limitation) forward-looking information pertaining to: the expectation that the transaction will strengthen Enerflex’s ability to serve customers and enhance shareholder value; the anticipated financial performance of the combined entity, including its expected gross margin and the acceleration of its generation of recurring gross margins; the expected run rate synergies and efficiencies to be achieved as a result of the transaction and the quantum and timing associated therewith; the listing of Enerflex shares on the NYSE or NASDAQ, as applicable, to be effective upon transaction close; the listing of the Enerflex common shares being issued in connection with the transaction on the TSX; anticipated shareholder value; expected accretion to Adjusted EBITDA, cash flow per share, and earnings per share for shareholders of Enerflex; excess free cash flow beginning in 2023; pro forma geographic exposure and the expected revenues associated therewith; future capital expenditures, including the amount and nature thereof; product bookings and backlog; oil and gas prices and the impact of such prices on demand for the combined entity’s products and services; development trends in the oil and gas industry; seasonal variations in the activity levels of certain oil and gas markets; expectation in respect of excess free cash flow following closing of the transaction; business prospects and strategy; expansion and growth of the business and operations, including position in the energy service markets; expectations regarding future dividends; the 3-year revolving credit facility and 5-year bridge loan facility and the combined entity’s related targets of bank-adjusted net debt to EBITDA and the timing thereof; the bridge loan facility providing financing to backstop an anticipated issuance of new debt securities and the timing thereof; the committed financing being sufficient to fully repay existing Enerflex and Exterran notes and revolving credit facilities, provide for capital expenditures and other ordinary course capital needs, and provide significant liquidity for the pro forma business; the priorities of the combined entity in 2023 following capital commitments in 2022; expectations and implications of changes in government regulation, laws and income taxes; environmental, social, and governance matters; the combined entity’s ability to deliver sustainable solutions; the constitution of the Board of Directors of the combined entity as at closing of the transaction; the receipt of all necessary approvals including the approval of the Enerflex shareholders and Exterran shareholders and the timing associated therewith; the disclosures provided under the heading “Select Pro Forma Financial Information”; Exterran’s expectations regarding its fourth quarter 2021 results; and the successful completion of the transaction and the anticipated closing date. This forward-looking information is based on assumptions, estimates and analysis made by Exterran and Enerflex and their perception of trends, current conditions and expected developments, as well as other factors that are believed by Exterran and Enerflex to be reasonable and relevant in the circumstances and in light of the transaction.

All forward-looking information in this communication is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s or the combined company’s operations, including, without limitation: the satisfaction of closing conditions to the transaction in a timely manner, if at all; receipt of all necessary regulatory and/or competition approvals on terms acceptable to Enerflex and Exterran; the impact of economic conditions including volatility in the price of oil, gas, and gas liquids, interest rates and foreign exchange rates; industry conditions including supply and demand fundamentals for oil and gas, and the related infrastructure including new environmental, taxation and other laws and regulations; business disruptions resulting from the ongoing COVID-19 pandemic; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest; and other factors, many of which are beyond the control of Exterran and Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While the parties believe that there is a reasonable basis for the forward-looking information and statements included in this communication, as a result of such known and unknown risks, uncertainties and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this communication should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the completion and related timing for completion of the transaction; the ability of Enerflex and Exterran to timely receive any necessary regulatory, shareholder, stock exchange, lender, or other third-party approvals to satisfy the closing conditions of the transaction; interloper risk; the ability to complete the transaction on the terms contemplated by Enerflex and Exterran or at all; the ability of the combined entity to realize the anticipated benefits of, and synergies from, the transaction and the timing and quantum thereof; consequences of not completing the transaction, including the volatility of the share prices of Enerflex and Exterran, negative reactions from the investment community and the required payment of certain costs related to the transaction; actions taken by government entities or others seeking to prevent or alter the terms of the transaction; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined entity; the interpretation of the transaction by tax authorities; the success of business integration and the time required to successfully integrate; the focus of management's time and attention on the transaction and other disruptions arising from the transaction; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions; and those factors referred to under the heading "Risk Factors" in Enerflex's Annual Information Form and Exterran’s Form 10-K, each for the year ended December 31, 2021, located on SEDAR and EDGAR respectively. In addition, the effects and impacts of the ongoing COVID-19 pandemic, the rapid decline in global energy prices and the length of time to significantly reduce the global threat of COVID-19 on Enerflex’s, Exterran’s, and the combined entity’s respective businesses, the global economy and markets are unknown and cannot be reasonably estimated at this time and could cause actual results to differ materially from the forward-looking statements contained in this communication.

The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this communication is made as of the date of this communication and, other than as required by law, Enerflex and Exterran disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. This communication and its contents should not be construed, under any circumstances, as investment, tax or legal advice.

All figures in US dollars unless otherwise indicated.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Enerflex and Exterran will file relevant materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively, and an information circular regarding Exterran. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders. The information circular will be mailed to Enerflex shareholders. Both the definitive proxy statement/prospectus will contain important information about the proposed transaction and related matters. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR, AS APPLICABLE, CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, the information circular, and other relevant materials in connection with the transaction (when they become available) and any other documents filed by Exterran with the SEC, may be obtained free of charge at the SEC's website, at www.sec.gov and with SEDAR may be obtained free of charge from the SEDAR website at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1.403.387.6377. The documents filed by Exterran with the SEC may also be obtained free of charge at Exterran’s investor relations website at https://www.exterran.com/EXTN. Alternatively, these documents, when available, can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000.

Participants in the Solicitation

Enerflex, Exterran and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Exterran’s shareholders in connection with the transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021 and may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000. You may obtain information about Enerflex’s executive officers and directors in Enerflex's Annual Information Form, which was filed with SEDAR on February 24, 2021. These documents may be obtained free of charge from the SEDAR website at www.sedar.com and may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1.403.387.6377. Additional information regarding the interests of all such Exterran directors and officers in the proposed transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC.